Tel: 310-557-0300 Fax: 310-557-1777 www.bdo.com 515 S Flower St, 47th Floor Los Angeles, CA 90071 BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. March 21, 2023 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 16, 2023, to be filed by our former client, Karat Packaging Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, /s/ BDO USA, LLP